17009803

ISSION

06-12

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00719

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/16** (MM/DD/YY) AND ENDING **12/31/16** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Natixis Securities Americas LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas
(No. and street)

New York	**New York**	**10020**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Figueroa **(212) 698-3302**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
MAR 01 2017
Washington DC
413

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

NATIXIS SECURITIES AMERICAS LLC
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.

Report of Independent Registered Public Accounting Firm.

☒ (b) Statement of Financial Condition.

☒ (c) Statement of Income.

☒ (d) Statement of Changes in Member's Equity.

☒ (e) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

☒ (f) Statement of Cash Flows..

Notes to Financial Statements.

☒ (g) Computation of Net Capital Pursuant to Rule 15c3-1 of SEC Act 1934.

☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of SEC Act 1934.

☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of SEC Act 1934.

☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).

☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation (not required).

☒ (l) An Affirmation.

☒ (m) A copy of the SIPC Supplemental Report (filed separately).

☒ (n) A report describing the Broker-Dealers Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and the Report of Independent Registered Public Accounting Firm Thereon (filed separately).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, William Figueroa, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to Natixis Securities Americas LLC (the "Company") as of and for the year ended December 31, 2016 are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

William Figueroa
Financial Principal

State of New York)
) ss
County of New York)

Sworn to and Subscribed before me on this 27th day of February 2017 by William Figueroa.

Notary Public

SHERLY HSU
Notary Public, State of New York
No. 01HS6270608
Qualified in Queens County
Commission Expires 10/22/2020

NATIXIS SECURITIES AMERICAS LLC
(A Wholly Owned Subsidiary of
Natixis North America LLC)
(SEC I.D. No. 8-00719)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
as a public document.

Deloitte

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA
Tel: +1-212-492-4000
Fax: +1-212-489-1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Natixis Securities Americas LLC

We have audited the accompanying statement of financial condition of Natixis Securities Americas LLC (the "Company") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Natixis Securities Americas LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 8, the accompanying financial statement includes significant transactions with affiliates and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business. Our opinion is not modified with respect to this matter.

Deloitte + Touche LLP

February 27, 2017

Natixis Securities Americas LLC
Statement of Financial Condition
December 31, 2016
(In Thousands of U.S. dollars)

Assets		
Cash and cash equivalents	$	165,087
Cash and securities segregated for regulatory purposes		-
Securities borrowed		12,885,453
Securities received as collateral		3,658,465
Securities purchased under agreements to resell		1,355,176
Securities owned, at fair value (including pledged of $7,452)		102,429
Due from clearing corporations and other		115,596
Due from affiliates		1,987
Accrued interest receivable		7,531
Other assets		14,266
Total assets	$	18,305,990
Liabilities and Member's Equity		
Liabilities		
Securities loaned	$	12,902,912
Obligation to return securities received as collateral		3,658,465
Securities sold under agreements to repurchase		7,490
Securities sold, not yet purchased, at fair value		85,458
Borrowing from affiliates, net		759,723
Due to affiliates		66,802
Due to clearing corporations and other		34,411
Accrued interest payable		6,905
Deferred taxes, net		1,482
Other liabilities		4,589
Total liabilities	$	17,528,237
Liabilities subordinated to claims of general creditors		150,000
Commitments and contingent liabilities (see Note 13)		
Total member's equity		627,753
Total liabilities and member's equity	$	18,305,990

The accompanying notes are an integral part of these financial statements

1. Business and Organization

Natixis Securities Americas LLC (the "Company") is a single member limited liability company organized in Delaware and a wholly-owned subsidiary of Natixis North America LLC ("NNA"), its managing member. NNA is a wholly owned subsidiary of Natixis U.S. Holdings Inc. ("NUSHI"). NUSHI is an indirect wholly owned subsidiary of Natixis S.A. ("Natixis"), an entity organized in Paris, France. Natixis is a majority owned subsidiary of Group BPCE.

The Company engages in several classes of services, including principal and agency transactions in debt and equity securities and investment banking businesses. The Company also participates in private placement and advisory activities and engages in proprietary securities financing transactions, which are collateralized by U.S. government securities, agency securities, and equity securities.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

2. Summary of Significant Accounting Policies

Basis of financial information
The statements of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are stated in U.S. dollars.

Use of estimates
The preparation of statements of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statements of financial condition. Actual results could differ from those estimates. Significant estimates generally include the fair value of securities owned, securities sold, not yet purchased, and taxes.

Cash and cash equivalents
The Company considers all highly liquid investments, including money market funds, purchased and not held for resale, with an original or remaining maturity of three months or less at the time of purchase, to be cash equivalents. Cash on deposit with financial institutions may, at times, exceed federal insurance limits. At December 31, 2016, the Company had no cash equivalents.

Cash and securities segregated for regulatory purposes
The Company maintains cash and securities in segregated reserve accounts for the exclusive benefit of its customers pursuant to Customer Protection Rule 15c3-3 of the Securities and Exchange Act of 1934. At December 31, 2016, the Company had no segregated cash, and $15.2 million in segregated securities associated with securities purchased under agreement to resell within the statement of financial condition.

Securities financing transactions

Securities borrowed and securities loaned

Securities borrowed and securities loaned are matched book transactions that are recorded based upon the amount of cash collateral advanced or received in connection with the transactions and are accounted for as collateralized financing transactions. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained or excess collateral returned, as applicable.

Securities received as collateral and obligation to return securities received as collateral

The Company also receives securities as collateral in connection with certain securities for securities transactions in which the Company is the lender of securities. The Company reports the fair value of these securities and the related obligation to return the collateral in accordance with Accounting Standards Codification ("ASC") Topic 860, *Transfers and Servicing* issued by the Financial Accounting Standards Board ("FASB").

Securities sold under agreements to repurchase and securities purchased under agreements to resell

Securities sold under agreements to repurchase and securities purchased under agreements to resell are recorded as collateralized financing transactions and are carried at the contract value, plus accrued interest, as specified in the respective agreements. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the resale agreements. On a daily basis, the Company manages its risk by calculating the market value of each participant's positions and comparing it to the contract amounts with any difference settled by counterparty.

Securities owned and securities sold, not yet purchased, at fair value

The purchases and sales of securities owned and securities sold, not yet purchased are recorded at fair value on trade date in the statement of financial condition. Fair value is generally based on quoted market prices, dealer quotations or internally developed models. Gains and losses resulting from these transactions are recorded on the trade date using the First In First Out ("FIFO") method.

Fair value of financial instruments

ASC Topic 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements.

ASC Topic 820 defines fair value as "the price that would be received to sell an asset and paid to transfer a liability in an ordinary transaction between market participants at the measurement date."
A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Financial instrument assets and liabilities carried at fair value have been classified and disclosed in one of the following three categories:

- *Level 1.* Quoted market prices in active markets for identical assets or liabilities.
- *Level 2.* Observable market based inputs or unobservable inputs that are derived from or corroborated by market data.
- *Level 3.* Unobservable inputs that are not corroborated by market data.

Certain complex financial instruments and other investments have significant data inputs that cannot be validated by reference to readily observable data. These instruments are typically illiquid, long dated or unique in nature and therefore require judgment by the Company.

Substantially all of the Company's assets and liabilities are carried at contracted amounts which the Company believes approximate fair value. Assets which are recorded at contract amounts approximating fair value primarily consist of securities borrowed, and securities purchased under agreements to resell. Similarly, the Company's liabilities such as securities loaned, securities sold under agreements to repurchase, short term borrowings and certain other payables are recorded at contract amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates or market movements.

Due from/to clearing corporations and other
Due from represents receivables from clearing organizations and includes deposits with clearing organizations, amounts receivable for securities not delivered by the Company to a purchaser by the settlement date (fails to deliver) and receivables arising from unsettled regular way trades.

Due to represents amounts payable for securities not received by the Company from a seller by the settlement date (fails to receive).

Income taxes
Deferred income taxes are computed for the differences between the financial reporting and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized.

As a limited liability company, the Company is disregarded as an entity separate from its owner and sole member NNA. The Company's results of income are included in the consolidated federal and combined state and local income tax returns filed by NUSHI. The Company computes its current and deferred taxes as if it were a separate taxpayer. However, the Company uses the statutory tax rates applicable to the consolidated tax return when computing its current and deferred taxes. Net operating losses ("NOLs") are realized by the Company when NOLs are utilized by the NUSHI consolidated group. Deferred and current tax benefits are credited to the Company to the extent such benefits can ultimately be utilized by the NUSHI consolidated group regardless of whether such benefits could ultimately be realized on a standalone basis. In addition, the need for a valuation allowance is determined at the NUSHI level rather than on a standalone basis. Amounts receivable or payable with affiliates related to the Company's current tax provision are settled periodically based on a tax sharing agreement.

The Company's policy is to evaluate uncertain tax positions based on the estimated likelihood that a tax position will be sustained upon examination. Unrecognized tax benefits are reassessed periodically to determine if a change is needed based on current information. Interest and penalties, to the extent it is deemed probable that they would be asserted, are accrued and included in the unrecognized tax benefits.

Underwriting

Underwriting revenue represents fees arising from securities offerings in which the Company acts as an underwriter or agent, recorded at the time the income is reasonably determined. Investment banking management fees are recorded on offering date, sales concessions on trade date.

3. Offsetting Assets and Liabilities

The following table presents the gross and net securities financing activities and the related offsetting amounts permitted under ASC 210-20-45:

	As of December 31, 2016					
				Gross amounts not offset		
In Thousands of US dollars	Gross Amount of Recognized Assets	Gross Amount offset on the Statement of Financial Condition (1)	Net Amount of Assets Presented on the Statement of Financial Condition	Financial instruments	Cash collateral received	Net Amounts
Offsetting of financial assets:						
Securities borrowed	$ 12,885,453	$ -	$ 12,885,453	$ 12,840,948	$ -	$ 44,505
Securities purchased under agreements to resell	1,355,176	-	1,355,176	1,355,148	-	28

				Gross amounts not offset		
In Thousands of US dollars	Gross Amount of Recognized Liabilities	Gross Amount offset on the Statement of Financial Condition (1)	Net Amount of Liabilities Presented on the Statement of Financial Condition	Financial instruments	Cash collateral pledged	Net Amounts
Offsetting of financial liabilities:						
Securities loaned	$ 12,902,912	$ -	$ 12,902,912	$ 12,899,223	$ -	$ 3,689
Securities sold under agreements to repurchase	7,490	-	7,490	7,196	294	-

(1) Includes financial instruments subject to enforceable master agreements that are permitted to be offset under ASC 210-20-45.

4. Collateralized Secured Borrowings

The following table presents information about the contractual maturity of collateral supporting repurchase agreements and securities lending transactions that are accounted for as secured borrowings:

	As of December 31, 2016				
In Thousands of US dollars	Overnight and Continuous	Up to 30 Days	30 to 90 Days	Greater Than 90 Days	Total
Repurchase agreements transactions:					
U.S. Treasury and agency securities	$ 7,196	$ -	$ -	$ -	$ 7,196
Cash	294	-	-	-	294
Securities lending transactions:					
U.S. Treasury and agency securities	49,020	-	-	-	49,020
Equity securities	9,758,683	49,559	2,514,420	531,230	12,853,892

5. Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value

Securities owned and securities sold, not yet purchased, at fair value consist primarily of equity securities, U.S. government securities, collateralized loan obligations and corporate securities at December 31, 2016. Additional information regarding securities owned and securities sold, not yet purchased, at fair value is provided within Note 6.

Securities sold, but not yet purchased, at fair value represent obligations of the Company to deliver specified securities, thereby creating a liability to purchase those securities at current market prices. The Company has recorded these liabilities in the statement of financial condition as of December 31, 2016 at fair value. However, these transactions may result in additional risk if the fair value of the securities increases subsequent to December 31, 2016.

6. Fair Value Measurement

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. A review of fair value hierarchy classifications is conducted on an annual basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities.

Measurement on a Recurring Basis

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2016:

	Fair Value Measurements on a Recurring Basis as of December 31, 2016 (in thousands of U.S. dollars)			
	Level 1	Level 2	Level 3	Total
Assets:				
Securities received as collateral:	$ -	$ 3,658,465	$ -	$ 3,658,465
Securities owned, at fair value:				
Equity securities	-	395	4,937	5,332
U.S. government securities	13,444	-	-	13,444
Corporate securities	-	79,474	-	79,474
Collateralized loan obligation	-	-	4,179	4,179
Total Securities owned, at fair value	13,444	79,869	9,116	102,429
Liabilities:				
Obligation to return securities received as collateral:	$ -	$ 3,658,465	$ -	$ 3,658,465
Securities sold, not yet purchased, at fair value:				
U.S. government securities	56,660	-	-	56,660
Corporate securities	-	28,798	-	28,798
Total Securities sold, not yet purchased, at fair value	56,660	28,798	-	85,458

- The fair value of U.S government securities is determined by using the closing price received from a third party industry-standard pricing source.
- The fair value of Corporate securities is determined by an internal valuation process which compares the carrying price to the average price received from an external Price Provider or Dealer Quote.

- The fair value of Equity security classified as Level 3, which represents equity investment in a central clearing organization that are not traded in the public market, is based on an internal valuation model which takes the average of the market value of the shares issued by the clearing company.

- The fair value of Collateralized loan obligation classified as Level 3, is determined by an internal valuation process which compares the carrying price to the price received from a single Price Provider or Dealer Quote.

There were no transfers between Level 1, Level 2, or Level 3 during the year ended December 31, 2016.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2016:

(in thousands of U.S. dollars)

	Dec. 31 2015	Net realized/ unrealized (losses) included in principal transactions	Purchase	Dec. 31 2016
Assets:				
Securities owned, at fair value:				
Equity securities	$ 11,063	$ (6,126)	-	$ 4,937
Collateralized loan obligation	-	(21)	4,200	4,179
Total	$ 11,063	$ (6,147)	$ 4,200	$ 9,116

Measurement Not on a Recurring Basis

Certain financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These collateralized instruments include securities borrowed with short-dated maturities, securities purchased under resale agreements with short-dated maturities, securities loaned with short-dated maturities and securities sold under repurchase agreements with short-dated maturities. Non collateralized instruments include cash and borrowings from affiliate.

The following table presents the carrying values and estimated fair values at December 31, 2016, of financial assets and liabilities, that are not carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy:

Fair Value Measurements Not on a Recurring Basis as of December 31, 2016 (in thousands of U.S. dollars)

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Assets:					
Cash	$ 165,087	$ 165,087	$ -	$ -	$ 165,087
Securities borrowed	12,885,453	-	12,885,453	-	12,885,453
Securities purchased under agreements to resell	1,355,176	-	1,355,176	-	1,355,176
Due from clearing corporations and other	115,596	64,870	50,726	-	115,596
Due from affiliates	1,987	-	1,987	-	1,987
Liabilities:					
Securities loaned	$ 12,902,912	$ -	$ 12,902,912	$ -	$ 12,902,912
Securities sold under agreements to repurchase	7,490	-	7,490	-	7,490
Borrowing from affiliates, net	759,723	-	759,723	-	759,723
Due to affiliates	66,802	-	66,802	-	66,802
Due to clearing corporations	34,411	-	34,411	-	34,411
Liabilities subordinated to claims of general creditors	150,000	-	153,500	-	153,500

7. Due from/to Clearing Corporations and other

As of December 31, 2016, amounts due from/to clearing corporations and other consist of the following:

	(In thousands of U.S. dollars)	
	Receivable	Payable
Deposits with clearing corporations	$ 64,870	$ 0
Securities failed to deliver/receive	19,580	34,411
Unsettled trades	31,146	0
	$ 115,596	$ 34,411

8. Related Party Transactions

The Company regularly enters into dealer, clearing and financing transactions with Natixis. As part of the clearing service provided, the Company received $591 million in margin deposits from Natixis included in borrowings from affiliates, net within the statement of financial conditions.

The Company executed an agreement for a $350.0 million uncommitted revolving subordinated loan facility from Natixis that matures on August 2, 2020. As of December 31, 2016 the Company did not have a balance due on the Natixis facility.

The Company entered into securities borrowed and securities loaned with Natixis of $7.7 billion and $4.5 billion respectively. In addition, the company entered into securities purchased under agreement to resell with Natixis Financial Products "(NFP") of $1.3 billion.

At December 31, 2016, the Company had an outstanding subordinated loan from its parent NNA, of $150 million with a maturity of 12/31/2019, at an interest rate 3 month LIBOR + 0.25 basis points.

The Company and Natixis entered into a guarantee agreement whereby all of the Company's payment obligations arising from its equity financing, securities lending, and capital markets activities are fully guaranteed by Natixis.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2016:

		(In Thousands of U.S. dollars)
Assets		
Securities borrowed		7,704,608
Securities purchased under agreements to resell		1,327,420
Securities owned, at fair value		12,101
Due from clearing corporations and other		19,571
Due from affiliates		1,987
Accrued interest receivable		1,753
Total Assets	$	9,067,440
Liabilities		
Securities loaned	$	4,490,325
Securities sold under agreements to repurchase		7,196
Borrowing from affiliates, net		759,723
Due to affiliates		66,802
Accrued interest payable		1,136
Total liabilities	$	5,325,182
Liabilities subordinated to claims of general creditors		150,000
Total liabilities and subordinated claims of general creditors	$	5,475,182

9. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1.5 million or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2016, the Company had net capital of approximately $719 million, which was approximately $717 million in excess of minimum net capital.

At December 31, 2016, the Company segregated Treasuries of $15.2 million to a special reserve account for the exclusive benefit of customers to satisfy the computation for determination of Reserve Requirements for Brokers and Dealers (Rule 15c3-3).

At December 31, 2016, the Company has a $150 million subordinated loan from NNA that has a scheduled maturity date of December 31, 2019 and accrues interest at three-month LIBOR plus 0.25 basis points. The subordinated loan qualifies as equity capital for regulatory purposes and may only be repaid if the Company is in compliance with various terms of the SEC's Uniform Net Capital Rule.

10. Income Taxes

At December 31, 2016, the significant components of the Company's deferred tax assets and liabilities are set forth below (in thousands of U.S. dollars):

Deferred tax assets	
Net operating losses	$ 150
Other	305
Gross deferred tax assets	455
Deferred tax liabilities	
Securities owned	(1,937)
Deferred taxes, net	**$ (1,482)**

The Company has recorded a payable to NNA of $9.6 million related to current taxes which is included in due to affiliates in the accompanying statement of financial condition.

At December 31, 2016, the Company has federal, state and local net operating losses carried forward of approximately $0.3 million, $1.9 million and $0.5 million, respectively. These carryforwards are subject to annual limitations and will begin to expire in 2030.

The Company has not recorded a valuation allowance against the deferred tax assets as it is more likely than not that the NUSHI consolidated federal and combined state and local filing groups will have sufficient taxable income in future years to absorb the net operating loss carryforwards and other temporary differences when these items become deductible for tax purposes.

The difference between the federal statutory income tax rate of 35% and the income taxes provided mainly relates to state and local income taxes.

At December 31, 2016, the Company had no accrued interest or penalties related to unrecognized tax benefits in the statement of income or the statement of financial condition.
The Company's income tax returns are subject to examination by various governmental taxing authorities for all open years as prescribed by applicable statute. No waivers have been executed that would extend the period subject to examination beyond the period prescribed by statute. As of December 31, 2016, the tax returns for the years ended December 31, 2013, 2014 and 2015 remain subject to potential examination by the Internal Revenue Service, Massachusetts, New York State and New York City, constituting the major taxing jurisdictions.

11. Commitments and Contingencies

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. It is the opinion of management, after consultation with counsel, that there are no matters pending against the Company that could have a material adverse effect on its statements of financial condition at December 31, 2016.

The Company is a member of various exchanges and clearing organizations that trade and clear securities or options contracts, or both. Associated with these memberships, the Company may be required to pay a proportionate share of financial obligations of another member who may default on its obligations to the clearing organization. Although the rules governing its memberships vary, in general the Company's guarantee obligations would arise only if the clearing organization had previously exhausted its resources. In addition, any such obligation would be apportioned among the other non-defaulting members of the clearing organization. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the accompanying statements of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

12. Collateral Arrangements

The Company has received securities with a gross estimated fair value of approximately $12.9 billion in connection with its securities financing activities as of December 31, 2016, which it can sell or re-pledge. Substantially all of these securities have been re-pledged to counterparties as of December 31, 2016.

The Company also receives securities as collateral in connection with certain securities for securities transactions in which the Company is the lender of securities and receives other securities as collateral. In instances where the Company can sell or re-pledge these securities received as collateral, it reports the fair value of these securities and the related obligation to return the securities received as collateral in the statements of financial condition. At December 31, 2016, approximately $3.7 billion was reported as securities received as collateral and as obligation to return securities received as collateral in the accompanying statements of financial condition. Substantially all of these securities have been re-pledged to counterparties as of December 31, 2016.

Additionally, the Company engages in securities for securities transactions in which it is the borrower of securities and provides other securities as collateral. As no cash is provided under these types of transactions, the Company, as borrower, treats these as noncash transactions and does not recognize assets or liabilities in the statement of financial condition.

13. Financial Instruments with Off-Balance Sheet Risk

The Company may at times sell financial instruments that it does not currently own and will therefore be obligated to purchase such financial instruments at a future date and will incur a loss if the fair value of the financial instruments increases subsequent to December 31, 2016.

The Company's securities financing activities require the Company to pledge securities when allowed as collateral in support of various secured financing transactions. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance.

The Company is engaged in various trading and brokerage activities primarily with counterparties in the financial services industry including securities brokers and dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company clears fixed income securities transactions through the Government Securities Division ("GSD") of the Fixed Income Clearing Corporation ("FICC") and clears non-fixed income securities through the National Securities Clearing Corporation ("NSCC") and the Options Clearing Corporation ("OCC"). These activities may expose the Company to risk in the event that the securities transaction counterparties, including the clearing broker/bank, other broker-dealers and depositories or banks, are unable to fulfill contractual obligations. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company, as a member of the OCC, collects margin collateral from an affiliate to meet the OCC margin collateral requirement related to the affiliates option activities. Such activity may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that the affiliate may incur. In the event the affiliate fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the affiliate obligations. The Company seeks to control the risks associated with its affiliate activities by requiring the affiliate to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the affiliate to deposit additional collateral or to reduce positions when necessary.

14. Subsequent Events

The Company evaluates subsequent events through the date the statements of financial condition are available to be issued. The Company did not have any subsequent events that required adjustment or disclosure in the consolidated statements of financial condition.

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